UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012.

Commission File Number 001-35100

Quest Rare Minerals Ltd.

(Translation of registrant’s name into English)

1155 University Street, Suite 906, Montreal, Québec Canada, H3B 3A7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST RARE MINERALS LTD.
(Registrant)

Date March 13, 2012	By	(Signed) Mark Schneiderman
(Signature) * Mark Schneiderman
Chief Financial Officer

*	Print the name and title under the signature of the signing officer.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Quest Rare Minerals Ltd.

QUEST RARE MINERALS JOINS THE RARE EARTH INDUSTRY AND

TECHNOLOGY ASSOCIATION (REITA)

Toronto, March 13, 2012 – Quest Rare Minerals Ltd. (TSX, NYSE Amex : QRM) is pleased to announce that it recently became a new corporate member of the Rare Earth Industry and Technology Association (REITA), effective January 31, 2012.

“Quest is looking forward to working with REITA and its members to increase global awareness of the critical nature and uses of rare earth elements,” said Peter J. Cashin, Quest President & CEO. “Together with the association, we will endeavor to achieve the goals set forth by REITA to facilitate the development of new applications for REE, assist in the creation of new high quality jobs and to establish a network of global rare earth industry associations.”

Rare earth elements are 17 elements critical in the development of clean energy technologies including electronics, hybrid vehicles, permanent magnets, green energy platforms and advanced technologies for national defense.

Quest Rare Minerals Strange Lake, B Zone deposit is located in Quebec and is one of the largest heavy rare earth resources in the world. The mineral deposit is exposed at surface and amenable to a low-cost open pit mine with the potential to provide a long-term, stable supply of separated and refined heavy rare earths. With its unique resource, the Strange Lake deposit has the potential to contribute to lessening of the projected supply deficit in critical rare earths out to 2021.

Quest made the announcement earlier today during the TREM12 Critical Metals Conference in Washington, DC.

About Quest Rare Minerals

Quest Rare Minerals Ltd. is a Canadian-based exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. Quest is publicly listed on the TSX Venture Exchange and NYSE Amex as “QRM” and is led by a highly-respected management and technical team with a proven mine finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. Quest recently filed a 43-101 Indicated and Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment (PEA) for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of the Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America. As a result of a marketed equity financing completed in October 2010, Quest has a strong working capital position of $42.5 million.

About REITA

REITA is a worldwide association of stakeholders dedicated to the creation of globally competitive and diverse supply chains for rare earth related technologies. Its membership today spans the full range of stakeholders from many junior project and rare earth resource companies, leading research universities and many downstream members including Quest, Molycorp, Neo Materials, Solvay/Rhodia, General Electric, General Motors and Ford.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact:

Peter J. Cashin

President & CEO

Tel: (416) 916-0777 or toll-free: 1-877-916-0777

Fax: (416) 916-0779

E-mail: info@questrareminerals.com

URL: www.questrareminerals.com

Keith Delaney

Executive director

Email: Keith.Delaney@REITAGLOBAL.org

URL: http://www.reitaglobal.org